August 21, 2013

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sungy Data Ltd.
Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Sungy Data Ltd., a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”) in the United States and elsewhere. The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements of the Company

As an “Emerging Growth Company” as defined in the JOBS Act, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended December 31, 2011 and 2012, and omitted the selected financial information as of and for the years ended December 31, 2008, 2009 and 2010.

The Company respectfully advises the Staff that its mobile application products and services have experienced rapid and substantial growth, and revenues from the mobile application products and services have become the largest component of the

Securities and Exchange Commission

August 21, 2013

Company’s total revenues in the six months ended June 30, 2013. The Company expects this trend to continue in the future. The Draft Registration Statement is prepared to reflect the above development and will be updated to include the Company’s unaudited financial statements as of and for the six months ended June 30, 2013 and comparable financial information for the same period in 2012 in the next submission.

Redomiciliation and Name Change

The Company has applied for a transfer by way of redomiciliation to the Cayman Islands in August 2013, and is in the process of changing its corporate name to GO Innovation Inc. As a result, the Company expects to be renamed as GO Innovation Inc. and registered as an exempted company with limited liability in the Cayman Islands in the near future.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852-3740-4850 or via e-mail at julie.gao@skadden.com. Questions pertaining to accounting and auditing matters may be directed to the audit engagement partner at KPMG Huazhen (SGP), Francis Duan, by telephone at +86-10-8508-7802, or by email at francis.duan@kpmg.com, or the filing review partner at KPMG, David Kong, by telephone at 86-10-8508-7033, or by email at david.kong@kpmg.com. KPMG Huazhen (SGP) is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Yuqiang Deng, Chief Executive Officer, Sungy Data Ltd.
Winston Li, Chief Financial Officer, Sungy Data Ltd.
David Kong, Partner, KPMG Huazhen (SGP)
Francis Duan, Partner, KPMG Huazhen (SGP)
Leiming Chen, Partner, Simpson Thacher & Bartlett LLP